

Mail Stop: 3561

June 21, 2018

Via E-Mail
Mr. Jeremy J. Harrison
Principal Financial Officer
Foresight Energy LP
211 North Broadway, Suite 2600
Saint Louis, MO 63102

     Re: **Foresight Energy LP**
              Form 10-K for the Fiscal Year Ended December 31, 2017
              Response Dated June 12, 2018
              File No. 001-36503

Dear Mr. Harrison:

We have reviewed your June 12, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 31, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017
Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Impairment of Depreciable Assets, page 77

1.   We note your response to comment 1 regarding the reduction in your reserves related to Hillsboro and Macoupin mines in fiscal 2016. Given the magnitude of the decrease in reserves experienced at Hillsboro and Macoupin in 2016 were 63% and 86% respectively, please explain to us in further detail how you concluded that the reduction in reserves from your mine plans did not have a material net impact on existing or forecasted cash flows of the Hillsboro and Macoupin assets and that a detailed impairment analysis was not warranted.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and Mining